Exhibit 4.3

SEVENTH SUPPLEMENTAL INDENTURE

DATED AS OF SEPTEMBER 5, 2008

AMONG

HEWLETT-PACKARD COMPANY,

AS GUARANTOR

AND

ELECTRONIC DATA SYSTEMS, LLC,

AS COMPANY

AND

THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL

ASSOCIATION,

AS TRUSTEE

SEVENTH SUPPLEMENTAL INDENTURE (this “Seventh Supplemental Indenture”) dated as of September 5, 2008, among Hewlett-Packard Company, a Delaware corporation (the “Guarantor”), Electronic Data Systems LLC (formerly known as Electronic Data Systems Corporation), a Delaware limited liability company (the “Company”), and The Bank of New York Mellon Trust Company, National Association, a New York banking corporation (successor to JPMorgan Chase Bank), as trustee (the “Trustee”).

WHEREAS, the Company has executed and delivered to the Trustee an indenture (the “Indenture”), dated as of August 12, 1996, providing for the issuance by the Company from time to time of its debentures, notes, bonds or other evidence of indebtedness (the “Debt Securities”), which term shall include any securities issued under the Indenture after the date hereof;

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of May 13, 2008, by and among the Guarantor, Hawk Merger Corporation, a Delaware corporation, and the Company, the Company became a wholly-owned subsidiary of the Guarantor;

WHEREAS, Section 9.01(g) of the Indenture permits the Company and the Trustee, at any time and from time to time, without the consent of Holders, to enter into one or more supplemental indentures to the Indenture for the purpose of adding guarantees with respect to the Debt Securities;

WHEREAS, the Company proposes in and by this Seventh Supplemental Indenture to supplement and amend the Indenture in the manner set forth in this Seventh Supplemental Indenture as it applies to its 7.125% Notes due 2009, 6.0% Senior Notes due 2013, Zero-Coupon Convertible Senior Notes due October 10, 2021, 3.875% Convertible Senior Notes due 2023 and 7.45% Notes due 2029 (collectively, the “Securities”);

WHEREAS, the Guarantor desires to unconditionally and irrevocably guarantee the full and punctual payment of any principal of, premium, if any, and interest on the Securities when due (subject to any applicable grace period), whether at maturity, by acceleration, by redemption or otherwise;

WHEREAS, the Company and the Guarantor have requested that the Trustee execute and deliver this Seventh Supplemental Indenture, and all requirements necessary to make this Seventh Supplemental Indenture a valid instrument in accordance with its terms and to make the guarantee provided for herein the valid obligation of the Guarantor, and the execution and delivery of this Seventh Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, the Company, the Guarantor and the Trustee hereby agree that the following Sections of this Seventh Supplemental Indenture supplement the Indenture with respect to Securities issued thereunder:

SECTION 1.    Definitions. Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Indenture.

SECTION 2.    The Guarantee. (a) The Guarantor irrevocably and unconditionally guarantees (the “Guarantee”) to each Holder of Securities and to the Trustee and its successors and assigns, the full and punctual payment of principal of, premium, if any, and interest on the

Securities when due (subject to any applicable grace period), whether at maturity, by acceleration, by redemption or otherwise. A demand for payment under this Guarantee shall not be effective prior to ten (10) business days after a demand upon the Company for full and complete payment of all amounts due and payable under the Securities.

(b)    The obligation of the Guarantor to make any payment hereunder may be satisfied by causing the Company or any other Person to make such payment.

SECTION 3.    Recitals and Validity. The Trustee accepts the trusts in this Supplemental Indenture declared and provided upon the terms and conditions set forth in the Indenture. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or the due execution hereof by the Company and the Guarantor or for, or in respect of the recitals and statements contained herein, all of which recitals and statements are made by the Company or the Guarantor and not the Trustee.

SECTION 4.    Notices. Any notice or communication to the Company or the Guarantor will be deemed given if in writing (i) when delivered in person or (ii) five days after mailing when mailed by next day, express or first class mail, or (iii) when sent by facsimile transmission, with transmission confirmed. Any notice to the Trustee will be effective only upon receipt. In each case the notice or communication should be addressed as follows:

if to the Company:	Electronic Data Systems, LLC 3000 Hanover Street MS20-1050 Palo Alto, CA 94304 Attention: General Counsel Facsimile: (650) 857-439\

if to the Guarantor:	Hewlett-Packard Company 3000 Hanover Street MS20-1050 Palo Alto, CA 94304 Attention: General Counsel Facsimile: (650) 857-4392

if to the Trustee:	The Bank of New York Mellon Trust Company, N.A. 601 Travis St., 18th Floor Houston, Texas 77002 Attention: Julie Hoffman-Ramos Facsimile: (713)483-7038

The Company, the Guarantor or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications.

SECTION 5.    Duplicate Originals. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 6.    Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 7.    Separability. In case any provision in this Supplemental Indenture is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

SECTION 8.    Headings. The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part of this Supplemental Indenture and in no way modify or restrict any of the terms and provisions of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

Hewlett-Packard Company, as Guarantor

By:	/s/ Paul T. Porrini

Title:	Vice President, Deputy General Counsel and Assistant Secretary

Name:	Paul T. Porrini

Electronic Data Systems LLC, as Company

By:	/s/ Paul T. Porrini

Title:	Secretary

Name:	Paul T. Porrini

The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Julie Hoffman-Ramos

Title:	Julie Hoffman-Ramos

Name:	Assistant Treasurer

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